Filed by Veracyte, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Veracyte, Inc. and Decipher Biosciences, Inc.

This filing relates to a proposed business combination involving

Veracyte, Inc. and Decipher Biosciences, Inc.

(Subject Company Commission File No.: 001-36156)

Decipher Biosciences Acquisition Further Solidifies Global Leadership in Cancer Diagnostics and Accelerates Growth ANSWERS February 3, 2021 ® Veracyte, Inc. All rights reserved. Filed by Veracyte, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Companies: Veracyte, Inc. and Decipher Biosciences, Inc. This filing relates to a proposed business combination involving Veracyte, Inc. and Decipher Biosciences, Inc. (Subject Company Commission File No.: 001-36156)

Forward-Looking Statements This presentation contains forward-looking statements, including, but not limited to, our statements related to our plans, objectives, expectations (financial and otherwise) or intentions with respect to the anticipated acquisition of Decipher Biosciences; statements regarding the expected timing for completion of the transaction; statements related to the expected benefits of the proposed transaction, including but not limited to, the acceleration of Veracyte’s revenue and path to profitability, the accretiveness to Veracyte’s gross margin, and the expansion of Veracyte’s total addressable market opportunity; statements regarding Veracyte and Decipher’s total revenue and genomic test volume for 2020; and statements regarding the commercial launch of the Decipher Bladder test and Decipher’s kidney cancer test, the breadth and depth of Veracyte’s product offerings in cancer diagnostic testing, and the ability of Decipher GRID to augment Veracyte’s biorepositories. Forward-looking statements can be identified by words such as: “appears,” "anticipate," "intend," "plan," "expect," "believe," "should," "may," "will," “positioned,” “designed” and similar references to future periods. Actual results may differ materially from those projected or suggested in any forward-looking statements. These statements involve risks and uncertainties, which could cause actual results to differ materially from our predictions, and include, but are not limited to, the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may not grant a required regulatory approval; delay in closing the transaction or the possibility of non-consummation of the transaction; the risk of stockholder litigation in connection with contemplated transaction; the retention of Decipher employees and Veracyte’s ability to successfully integrate the Decipher Biosciences business; and risks inherent in the achievement of anticipated synergies and the timing thereof. Additional factors that may impact these forward-looking statements can be found in Item 1A – “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on February 25, 2020 and in our Quarterly Report on Form 10-Q filed with the SEC on November 2, 2020. A copy of these documents can be found at the Investors section of our website at www.veracyte.com. These forward-looking statements speak only as of the date hereof and Veracyte specifically disclaims any obligation to update these forward-looking statements or reasons why actual results might differ, whether as a result of new information, future events or otherwise. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Important Additional Information May be Filed with the SEC Veracyte may file with the SEC a registration statement on Form S-4, which, if filed, will include a prospectus of Veracyte. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS IFFILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERACYTE, DECIPHER, THE PROPOSED TRANSACTION AND RELATED MATTERS. If filed, investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Veracyte’s website at https://investor.veracyte.com. Veracyte, Afirma, Percepta, Envisia, Prosigna, "Know by Design" and the Veracyte, Afirma, Percepta, Envisia and Prosigna logos are registered trademarks of Veracyte in the U.S. and selected countries. Decipher Biopsy, Decipher RP, Decipher Bladder and Decipher GRID are trademarks of Decipher . Veracyte has common law rights and pending trademark applications for LymphMark and “More About You.” nCounter is the registered trademark of NanoString Technologies, Inc. in the United States and other countries and used by Veracyte under license. ® Veracyte, Inc. All rights reserved. February 3, 2021

Our vision is to improve outcomes for patients all over the world at every step of their journey. ® Veracyte, Inc. All rights reserved. February 3, 2021

Genomic tests targeting multiple diseases across care continuum Veracyte today February 3, 2021 ® Veracyte, Inc. All rights reserved. 1Investigational product 2Percepta Genomic Atlas is US only Basel Nasal Swab Test Lum A/B Pre-Cancer Detection Treatment LymphMark™ Nasal Swab Test Early Detection Diagnosis & Prognosis BRAF RET NTRK ROS1 NTRK ALK RET EGFR TOLLIP MUC5B PIK3CA BTK Currently Addressed Market $820M US/EU $7.6B Global2 $735M US/EU $900M Global $350M Global Indication Thyroid Cancer Lung Cancer ILD/IPF Breast Cancer Lymphoma 1 ~$39B TAM ~$10B

nCounter Nasal Swab LymphMark™ CLIA LAB Nasal Swab LymphMark™ LymphMark™ A global platform for international expansion Veracyte today Transplant ® Veracyte, Inc. All rights reserved. February 3, 2021

February 3, 2021 ® Veracyte, Inc. All rights reserved. Drives market, menu and global expansion Accelerates growth Combination creates comprehensive portfolio of novel genomic diagnostic tests addressing 7 of the top 10 cancers

A market leader in urologic cancer genomic diagnostics Decipher Biosciences overview Commercial-stage precision oncology company focused on $2B urologic cancer market Approximately 100 full-time employees, large CLIA- and CAP-certified lab in San Diego Unique product portfolio spanning the entire localized prostate cancer care continuum 2020 revenue grew >130% to $39M to $40M, compared to $16.5M in 2019 Operating cashflow positive in 2020 Proven proprietary technology, included in over 220 scientific publications Biopharma partnerships including Janssen, Astellas and Dendreon ® Veracyte, Inc. All rights reserved. February 3, 2021

Significant commercial traction in large markets Decipher Biosciences urologic cancer tests Product Portfolio Product Indications 2020 U.S. Estimated Incidence1 Clinical Evidence Commercialization Analytic Validation Clinical Validation Clinical Utility Medicare Coverage NCCN Guideline Inclusion Commercial Payors4 Prior or Expected Launch Date DECIPHER PROSTATE BIOPSY NCCN Very Low 12,000 ✓ ✓ ✓ ✓ ✓ 2019 NCCN Low 42.000 ✓ ✓ ✓ ✓ ✓ ✓ 2019 NCCN Fav. Int. 29,000 ✓ ✓ ✓ ✓ ✓ ✓ 2020 NCCN Unfav. Int. 32,000 ✓ ✓ ✓ ✓ ✓ 2020 NCCN High 37,000 ✓ ✓ ✓ ✓ ✓ 2020 NCCN Very High 8,000 ✓ ✓ ✓ 2020 Lymph Node + 6,000 ✓ ✓ ✓ 2020 nmCRPC 8,000 ✓ ✓ 2023 mCRPC2 68,000 ✓ ✓ 2023 mHSPC 15,000 ✓ ✓ 2022 DECIPHER PROSTATE RP Post-Radical Prostatectomy 70,000 ✓ ✓ ✓ ✓ ✓ ✓ 2015 Salvage 30,000 ✓ ✓ ✓ ✓ ✓ ✓ 2020 DECIPHER BLADDER NMIBC / MIBC 80,000 ✓ ✓ ✓3 2021 DECIPHER RENAL CELL In development Based on 2020 estimates by Global Data Represents patients who are eligible for new drug therapy, including first-, second-, and third-line therapies. Includes patients at diagnosis and patients that progress from BCR to mCRPC, mHSPC to mCRPC, and nmCRPC to mCRPC Draft LCD DL38647 published 5/21/2020, expected to be final and effective in 2021 Decipher tests are covered by numerous regional and select international payors and are actively pursuing additional coverage ® Veracyte, Inc. All rights reserved. February 3, 2021 February 3, 2021 ® Veracyte, Inc. All rights reserved.

Enables physicians to personalize treatment across localized disease Decipher Biosciences in prostate cancer February 3 , 2021 ® Veracyte, Inc. All rights reserved. Initial Management Definitive Therapy After Surgery At BCR Active Surveillance or Treat? Treatment Intensity? Early or Salvage Radiation? Treatment Intensity? Definitive Therapy Active Surveillance Early Intervention Multi-modal Therapy Treatment Intensification Delayed Intervention Monotherapy Treatment Deintensification Early Intervention Multi-modal Therapy Treatment Intensification Delayed Intervention Monotherapy Treatment Deintensification Early Intervention Radiation +/- Hormones Watchful waiting HIGH RISK INT. RISK LOW RISK HIGH RISK INT. RISK LOW RISK HIGH RISK INT. RISK LOW RISK HIGH RISK INT. RISK LOW RISK

Comprehensive urologic cancer biorepository to drive further value Decipher GRID >300 Clinically Validated Prognostic/Predictive Signatures supported by >200 publications Genomics & Proprietary Signatures >15,000 Patients from Clinical Trials Clinical Trials Community Patients from >3,200 U.S. Physicians Physicians >90,000 patient samples >46,000 genomic transcripts Clinical outcomes, demographics, pathology and claims Decipher GRID Database Fuels Pipeline Development Enables Biopharma partnerships ® Veracyte, Inc. All rights reserved. February 3, 2021

Market and menu expansion accelerates growth ~680,000 patients/year ~1,100,000 patients/year VERACYTE Addressing 4 of top 10 cancers VERACYTE + Decipher Biosciences Addressing 7 of top 10 cancers ~60% increase Top cancers in US by incidence $2B+ TAM in US alone ® Veracyte, Inc. All rights reserved. February 3, 2021 Source: Evaluate Pharma Forecasts Note: Incidence based on US population in 2022.

LymphMark™ CLIA LAB Nasal Swab LymphMark™ Further solidifies our global leadership February 3, 2021 ® Veracyte, Inc. All rights reserved. ~$50+ BILLION LONG-TERM GLOBAL TAM CLIA LAB Decipher: Prostate Decipher: Bladder Decipher: Kidney nCounter Transplant Decipher: Prostate Decipher: Bladder Decipher: Kidney Veracyte + Decipher Biosciences Company estimates

Accelerates our strategic growth pathway February 3, 2021 Whole transcriptome sequencing and machine learning Strategic partnerships Menu expansion Global diagnostic testing and platform leader Atlas Xpression Atlas Nasal Swab IPF Prognostic LymphMark™ Scientific Excellence Channel Expansion Menu Expansion 1 2 3 2021+ 2019 - 2020 2013 - 2018 ® Veracyte, Inc. All rights reserved. nCounter Transplant Decipher: Prostate Decipher: Bladder Decipher: Kidney Veracyte + Decipher Biosciences Care continuum expansion

Total consideration of $600 million Transaction terms Total Consideration Cash + Equity $600 million $250 million Up to $350 million Veracyte has the option at its sole discretion to substitute cash in lieu of shares in any amount up to the entire stock consideration1.  For purposes of any substitution of shares with cash, the same fixed price of $54.302 per Veracyte share would be used. ® Veracyte, Inc. All rights reserved. February 3, 2021 1 Veracyte’s option to substitute cash may be exercised until March 15, 2021 2 Price based on average of 10-day VWAPs ending January 29, 2021

+37% 139% YoY +106% Accelerating Revenue Growth and Pathway to Profitability Illustrative Pro Forma Financials ($ in millions) Decipher Biosciences Historical Standalone Revenue2020 Pro Forma[2021 Guidance] Veracyte Q4 2020 Annualized +30% Revenue Growth Revenue Growth +31% (2)% YoY +16% Source: * Figures are based on the mid-point of the total revenue expected to be reported by Veracyte and Decipher Biosciences for the fourth quarter of 2020 and full year 2020.  Veracyte expects to report total revenue of between $34 million and $35 million for the fourth quarter of 2020 and $117 million and $118 million for the full year 2020. Decipher Biosciences expects to report total revenue of between $11.75 million and $12.25 million for the fourth quarter of 2020 and $39 million and $40 million for the full year 2020.  These figures preliminary and unaudited and subject to each company’s financial closing procedures. **Represents the annualized total revenue for the combined company based on the midpoint of the total revenue for each company for the fourth quarter of 2020. ® Veracyte, Inc. All rights reserved. February 4, 2021 $156M $186M Acquisition of Decipher Biosciences is gross margin accretive to Veracyte Decipher Biosciences has been operating cash flow positive for 2020 * * * **

Experienced team with track record of success Bonnie Anderson Chairman and Chief Executive Officer Giulia C. Kennedy, Ph.D. Chief Scientific Officer and Chief Medical Officer Keith Kennedy Chief Financial Officer and Chief Operating Officer John Hanna General Manager, Endocrinology, Breast Cancer and Lymphoma Tracy Morris Vice President, Corporate Communications and Investor Relations Tina Nova, Ph.D. General Manager, Urologic Cancers Hann Morten Frost General Manager, Pulmonology ® Veracyte, Inc. All rights reserved. February 3, 2021 (Subject to transaction closing)